EX-99.77C VOTES

A Special Meeting of Shareholders of the Fund was held December 7, 2015 pursuant to notice given to all shareholders of record of the Fund at the close of business on October 23, 2015.  At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.
     To approve the Agreement and Plan of Reorganization and Termination adopted by the Trust's Board of Trustees, which provides for the reorganization of the Sound Point Floating Rate Income Fund into the American Beacon Sound Point Floating Rate Income Fund, a newly created series of American Beacon Funds.

With respect to Proposal 1:

2,829,864.489 shares were voted in favor and 0 shares were voted against.